Exhibit 12.2
Computation of Ratio of Earnings to Fixed Charges

						Year-to-Date
	Fiscal Year Ended December 31,					Period Ended
	2005	2006	2007	2008	2009	October 2, 2010

Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit	$(18,511)	$(28,013)	$(18,772)	$(237,054)	$(118,505)	$(57,711)
Fixed charges:
Interest portion of operating lease (A)	223	340	383	677	846	606
Debt interest (B)	2,526	6,434	4,395	16,401	30,661	29,865

Total fixed charges	2,749	6,774	4,778	17,078	31,507	30,471

Loss before noncontrolling interest, equity income (loss), (impairment) recovery of equity investment and income tax benefit plus fixed charges	(15,762)	(21,589)	(14,977)	(227,503)	(89,667)	(28,103)

Ratio of earnings to fixed charges	(C )	(C )	(C )	(C )	(C )	(C )

Supplemental Information:

Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	$18,511	$28,363	$19,755	$244,581	$121,174	$58,574

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Includes interest capitalized

(C)	Earnings are inadequate to cover fixed charges; additional earnings required presented in supplemental information in above table